September 14, 2011

VIA EDGAR AND

OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Re:                             BlueArc Corporation

Registration Statement on Form S-1 (File No. 333-175126)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BlueArc Corporation (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-175126), together with all exhibits and the amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2011.  The Company also respectfully requests that all documents filed with the Commission in connection with the Registration Statement (and the Company’s responses to the Commission’s comments regarding the Registration Statement and such documents) for which confidential treatment has been requested pursuant to 17 C.F.R. §§ 200.80(b)(4), 200.83 and/or 230.406 be shredded and permanently destroyed.

As a result of the Company’s acquisition by Hitachi Data Systems Corporation, the Company has determined not to proceed with the offering described in the Registration Statement.  The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction, and the Registration Statement was not declared effective by the Commission.  The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement (s).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, David Saltzman of Squire, Sanders & Dempsey (US) LLP, at (650) 843-3336.

Sincerely,

BlueArc Corporation

By:	/s/ Jack Domme
Name: Jack Domme
Title: President